TOWER GROUP, INC.
October 9, 2009
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Mr. Jeffrey Riedler
Ms. Nandini Acharya
Registration Statement on Form S-4
of Tower Group, Inc.
File No. 333-160961
Dear Mr. Riedler and Ms. Acharya:
     Pursuant to the provisions of Rules 460 and 461 under the Securities Act of 1933, as amended, Tower Group Inc., a Delaware corporation, (“Tower”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 P.M. (EST) on Friday, October 9, 2009, or as soon thereafter as possible.
          Tower hereby acknowledges that:
          (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (iii) Tower may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours,
     /s/ Tower Group, Inc.
     TOWER GROUP, INC.